Exhibit 99.63

SRK Consulting
Technical Report on Guangdong Yunfu Projects	Page 75

24 Consent of Authors

TO:

Toronto Stock Exchange

Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Saskatchewan Securities Commission Manitoba Securities Commission

New Brunswick Securities Commission Nova Scotia Securities Commission

I, Anson Xu, MAusIMM, of SRK Consulting China Limited, B1317 COFCO Plaza, 8 Jianguomen Nei Dajie, Beijing, China, do hereby consent to the filing, with the regulatory authorities referred to above, and other regulatory authorites and or stock exchanges as required, of the technical report titled " Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Gold Project, Guangdong Province, People's Republic of China " dated April 30, 2008 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosures of Silvercorp Metals Inc., including in its Annual Information Form being filed.

Dated this 30th day of April 2008

Signature of QP

AX/ZW/LN/JL/BS	NI43-101Report Guangdong Gaochengand Shimentou Projects -Final doc	April 2008